OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

MyCity SmartCard, Inc.

265 Riverchase Parkway E
Suite 101
Hoover, AL 35244

http://smartcarddigital.com/



2000 shares of Preferred Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum 200,000* shares of Preferred Stock ($1,000,000)

*Maximum subject to adjustment for bonus shares. See 10% Bonus below

Minimum 2,000 shares of Preferred Stock (10,000)

Company	MyCity SmartCard, Inc.
Corporate Address	265 Riverchase Pkwy E, Suite 101, Hoover, AL 35244
Description of Business	SmartCard offers businesses a way to advertise on TV, radio, and print with a 100% guarantee that it works or there is not cost to the business. Businesses trade their products and/or services with a media partner, which then, uses SmartCard to sell this trade at a discount to customers.
Type of Security Offered	Preferred Stock (the "Shares" or "Securities") *See Offering Details for a complete set of rights and preferences*
Purchase Price of Security Offered	$5 per Share
Minimum Investment Amount (per investor)	$250

Perks*

- Investors who invest from $250-$999 will receive $100 in credits on the SmartCard App usable in available markets.
- Investors who invest from $1,000 or more will receive $250 in credits on the SmartCard App usable in available markets.
- You must have downloaded the free MyCity SmartCard app to use these credits.

All perks occur after the campaign is completed.

The 10% Bonus for StartEngine Shareholders

MyCity SmartCard, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Preferred Stock at $5 / share, you will receive 10 Preferred Stock bonus shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

Description of Business

MyCity SmartCard Disrupts the Advertising Industry

SmartCard, through our unique technology (App), could drive more customers to businesses without having to spend any money upfront and only pay when a sale is made.

The U.S. Small Business Administration states, "There are 30.2 million small businesses representing more than 58.9 million jobs (47.5% of all employees).[1]

MyCity SmartCard (SmartCard) works this way: A business trades its products or services for advertising with a media outlet **like radio, TV, magazines, newspapers, etc.,** which then uses SmartCard to recoup their advertising revenue from that business. We believe **the business has NO risk! If no customer is created, there is no cost of advertising.**

Through the SmartCard App, the media outlet offers the businesses' goods or services at a discount to their audience, thus enticing them to frequent that business more than normal.

Win – Win – Win Strategy

We believe the end user...the customer...wins because they get a full valued product or service, at a discount.

The business wins because they get full value advertising for the price of their hard costs. It only costs them when a customer buys their goods or services!

And finally, the media outlets win because they ultimately get happier and more successful advertisers with increasing revenues; not unpredictable advertising costs.

SmartCard is so simple to use. Users (customers) find a business with a product or service they want to try, and with our App they get a DISCOUNT! When the bill comes, they enter the amount of the bill into the SmartCard App and the associated discount is automatically applied. Then the payment is submitted to the business. **That's it...it's done and everybody would win.**

[SmartCard](#) makes a % of every dollar put through the SmartCard app, sort of a licensing fee!

Sales, Supply Chain, & Customer Base

We believe there are over 30 million small business in the US that need to advertise on one or more of the over 20,000 media outlets. (Media outlets are TV, Radio, Magazine, Billboard, Newspaper and Internet) The average business should spend a minimum of $1,000 a month on advertising to get any results, but with traditional advertising this is nearly impossible with such a small amount. Utilizing SmartCard technology, we believe any business with any budget can get guaranteed advertising results.

Competition

The closest competitor we have is Groupon. In reality, however, this is a light competition since Groupon is just a simple discount driver, and the business doesn't get any actual advertising. With SmartCard the business gets advertising on their medium of choice as well as a discounted customer driver.

Liabilities and Litigation

The only liability SmartCard currently has is the development cost of the technology. This amounts to $200,000, and will be the first thing paid off when capital is raised.

Development

The MyCity SmartCard app has been fully developed and operating in its initial version successfully since 2016. Version 2.0 with substantial enhancements in capabilities and features will launch September, 2018.

The team

Officers and directors

Joe Miele	President, CEO, Director
Chuck Leishman	Vice-President, Sales & Marketing
Maryann Miele	Secretary, Board of Directors
Mary Mair	Vice-President, Finance & Operations, Director
Sam Leishman	Investor

Joe Miele
MyCity SmartCard, Inc. 2012 – Current (Part-Time 20 hours per week) As managing partner and CEO, Joe has handled the development, marketing and growth of this company. His goals are to move into MyCity SmartCard permanently and let Diamond Studio's be a vendor of choice for all its development and marketing requirements. Diamond Studios 1982 – Current (Primary) Joe Miele has owned and operated Diamond Studios, a marketing, advertising, and technology company, for over 35 years. Diamond has created and produced over 25,000 television commercials, over 1,500 sales and training videos, and over 1000 multi-media and web projects and over 100 highly complicated software programs. Diamond's client list includes Army Corp of Engineers, Civitan International, Nike, Reebok, Emageon, Flooring America, Hibbett Sports, Newsweek, Siemens-Westinghouse, Pepsi, NAPA Autoparts, to name a few.

Chuck Leishman
My City SmartCard, Inc. 2012 – Current (Part-Time 10 hours per week) Chuck has 35 years of experience in publishing and has been instrumental in the development of SmartCard. His contacts in the Newsweekly business has allowed him to market and sell the Smartcard App. to Boise Weekly, The North Coast Journal, and recently to Chronogram in Upstate New York, Shephard Express in Milwaukee, Wisconsin, and is in the process of bringing the Smartcard program to several other newsmedia companies across the United States. and Canada. From 2012-current, Chuck has been General Manager of North Coast Journal in Humboldt County, California, Chuck has overseen the successful implementation of Smartcard in that market.

Maryann Miele
December, 2017- Current MyCity SmartCard Secretary - Board of Directors While serving on the Board of the Directors Maryann has provided invaluable experience and advice on the expansion of the MyCity SmartCard app. Maryann is not currently employed by MyCity Smartcard. Diamond Studios 1982-Present (Primary) Maryann started Diamond Film & Video along with Joe Miele in 1982. She became one of the few female production facility owners in the country and the only one in Alabama. Her entrepreneurial spirit was a driving force behind the success of Diamond Film & Video, and she is bringing that same strength and enthusiasm to MyCity SmartCard, Inc.

Mary Mair
2017 - Current MyCity SmartCard Vice-President, Finance & Operations (Part Time 30 Hours Per Week) 2017 - Current Diamond Film & Video Finance & Operations Manager (Part Time 20 Hours Per Week) 2015-2017 Maison Cailler, Suisse Team

Support Specialist Mary brings over 25 years of experience in International Business and Finance to the SmartCard team. This experience allows SmartCard to reach across cultural boundaries and broaden our marketing platform.

Sam Leishman
December, 2017 - Current MyCity SmartCard Investor with voting rights As a sales consultant, Sam worked closely with Chuck Leishman in acquiring the first 2 Media Partners by assisting in developing a marketing and sales approach for both the media partners and the merchants. Currently, Sam is a silent shareholder and is not employed by MyCity SmartCard A recent graduate of the San Francisco Art Institute in filmmaking. Sam has significant experience as a freelance writer, film and culture columnist, and journalist, including work for Birmingham Weekly, The North Coast Journal in Northern California, and numerous specialty publications. Manager (Primary) 2013-2018 - Full time Gott's Roadside 2018-Present Palomino

Number of Employees: 3

Related party transactions

The company has not conducted any related party transactions.


RISK FACTORS


These are the principal risks that related to the company and its business:

- **The primary risk for SmartCard is gaining more media partners as early adopters of the SmartCard concept and technology.** The media partners don't have any financial risk by signing up for SmartCard, because no upfront money is required of them. Their only risk is convincing a minimum of 25 businesses (minimum number of businesses required to launch the app in their market) to commit to the concept. Still, media partners are reluctant to risk sales resources on a new concept fearing that time spent selling the new concept will limit the productivity of the current sales force. To help eliminate this risk we will hire a SmartCard sales force (primary use of the funds) in larger markets where there are more potential businesses. We will hire sales representatives slowly and methodically, so we can train them properly.
- **Businesses are skeptical of new advertising concepts.** As with any new concept, many businesses are skeptical, but we have found that after the first 5 businesses commit, the other businesses sign much more quickly. Using the Groupon business model as an example, it was several years before the concept was launched; who would ever have thought any business would have given up 75% of their sales, but not only did they do so at the time, they still do now. With the SmartCard model, businesses are not discounting their products so they receive the full value of their product in trade.
- **This is a new and unproven industry** Regardless of any current perceptions of the market, it is entirely possible that our product will not gain significant acceptance with any group of customers.

- **We could fail to achieve the growth rate we expect even with additional investments** We expect to generate a significant amount of growth from the investments we will make into marketing a reduced price product following this offering and the private placement that we are conducting concurrently. However, it is possible that price is not as significant an issue as we thought. As a result, for that, or some other reason, our marketing efforts may not generate a significant increase in sales volume. If this is the case, we may be forced to cease this additional marketing spend and reduce our growth rate. A slower growth rate will lengthen the time it takes for us to achieve our revenue goals and reduce the value of the Company, thereby reducing the value of your investment.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, engineering, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

- **Your investment could be illiquid for a long time** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

- **The shares are restricted.** The shares are restricted and may not be transferred in market transactions for more than twelve months.

- **There is no assurance the company will ever operate profitably.** There is a risk for investment. As of yet, the company is operating at a loss. There is no guarantee that the company will ever operate profitabley.

- **This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.** Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our [shareholders]. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our [shareholders] and will have no such right.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Joe Miele, 30.0% ownership, Common Shares
- Sam Cooper Leishman, 30.0% ownership, Common Shares
- Maryann Carson, 25.0% ownership, Common Shares

Classes of securities

- Preferred Stock: 0

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 100,000,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**") and (ii) 2,000,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**").

Dividend Rights

The holders of Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of surplus or net profits legally available therefor, dividends at the rate of five percent (5%) of net on gross profits as determined by the Board of Directors, payable quarter yearly on the first days of January, April, July and October in each year. The holders of the Preferred Stock shall receive such dividends prior to the holders of Common Stock.

Liquidation

Distribution of Assets. In the event of a Liquidation Transaction (as defined below), the holders of the Preferred Stock shall have prior rights to the holders of Common Stock of the Corporation. Holders of Preferred Stock shall receive the remaining assets of the Corporation on a *pari passu* basis.

Liquidation Transaction.

Deemed Liquidation. For purposes of this Section 2, a liquidation, dissolution, or winding up of the Corporation shall be deemed to occur if the Corporation shall (i) sell, convey, exclusively license or otherwise dispose of all or substantially all of its property, assets or business, (ii) merge with or into or consolidate with any other corporation, limited liability Corporation or other entity (other than a wholly-owned subsidiary of the Corporation), (iii) close in a transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions to which the Corporation is a party, to a person or group of affiliated persons (other than an underwriter of the Corporation's securities) if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Corporation (or the surviving or acquired entity) or (iv) effect a liquidation, dissolution or winding up of the Corporation (any such transaction, a "**Liquidation Transaction**"), provided that none of the following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (ii) an equity financing in which the Corporation is the surviving corporation, or (iii) a transaction in which the stockholders of the Corporation immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction. In the event of a merger or consolidation of the Corporation that is deemed pursuant to this section to be a Liquidation Transaction, all references in this Section 2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection 2(b)(ii) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation.

Valuation of Consideration. In the event of a deemed liquidation as described in Section 2(b)(ii) above, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

Securities not subject to investment letter or other similar restrictions on free marketability:

If traded on a securities exchange or The Nasdaq Stock Market ("**Nasdaq**"), the value shall be based on a formula approved by the Board of Directors and derived from the closing prices of the securities on such exchange or Nasdaq over a specified time period;

If actively traded over-the-counter, the value shall be based on a formula approved by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and

If there is no active public market, the value shall be the fair market value thereof, as determined reasonably and in good faith by the Board of Directors.

The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(b)(ii)(b) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

Notice of Liquidation Transaction. The Corporation shall give each holder of record of Preferred Stock written notice of any impending Liquidation Transaction not later than 10 days prior to the stockholders' meeting called to approve such Liquidation Transaction, or 10 days prior to the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, the Liquidation Transaction shall not take place sooner than 10 days after the Corporation has given the first notice provided for herein. Notwithstanding the other provisions of this Certificate, all notice periods or requirements in this Certificate may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of a majority of the voting power of the outstanding shares of Preferred Stock, voting together as a class, that are entitled to such notice rights.

Effect of Noncompliance. In the event the requirements of this Section 2 or the notice requirements hereof are not complied with (or otherwise properly waived), the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until such requirements have been complied with, or cancel such Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to such Liquidation Transaction or, if earlier, any amendment of this Certificate in connection with such Liquidation Transaction.

Conversion

Deemed Conversion. Upon the occurrence of the earlier of following: (i) the Date listed in Article V, Section (3) (a) of the Amended Articles of Incorporation, (ii) an initial public offering or (iii) a sale of substantially all of the assets of the Corporation, each holder of Preferred Stock shall have the right to convert, subject to the terms and provisions of this Section 3, any or all of such Holder's shares of Preferred Stock into shares of Common Stock. Upon that election, 1 share of Preferred Stock will convert into 5 shares of Common Stock (the "**Conversion Rate**").

Notice of Conversion. Upon conversion of any shares of Preferred Stock, the Corporation shall deliver to the converting holder, in respect of each share of Preferred Stock being converted, (i) a number of shares of Common Stock equal to the Conversion Rate on the third Business Day immediately following the relevant Conversion Date *plus* (ii) the amount of any accumulated and unpaid dividends on such share, whether or not declared which will be paid, at the Corporation's election, either: (i) in cash, (ii) by delivery of shares of Common Stock at the Conversion Rate or (iii) through a combination of cash and shares of Common Stock; provided, however, that if a holder so elects, all or any portion of any accrued and unpaid dividend owed to such holder pursuant hetero shall be paid by the delivery of shares of Common Stock at the Conversion Rate.

Redemption. The Preferred Stock is not redeemable.

Voting Rights. The Preferred Stock shall not have the right to vote on any matters presented to the stockholders of the Corporation except as required by law.

Anti-Dilution Protection. Holders of Preferred Stock will not receive anti-dilution protection. Holders will be diluted pro rata along with all other holders of securities of the Corporation.

- Common Shares: 15,000,000

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 100,000,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**") and (ii) 2,000,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**").

COMMON STOCK

Dividend Rights. Subject to the rights of holders of the Preferred Stock having prior rights to dividends, the holders of the Common Stock shall be entitled to receive, when, and as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors. The holders of the Common Stock and Preferred Stock shall receive such dividends on a *pari passu* basis.

Liquidation Rights. Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2(b) of Article V of the Amended Articles of Incorporation.

Redemption. The Common Stock is not mandatorily redeemable.

Voting Rights. Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

What it means to be a Minority Holder

As a minority holder of Preferred Stock, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. Preferred Stock is not voting and will not be until they convert to Common Shares as described in the description of the Securities.

Dilution

Each Preferred Share may be converted into five (5) Common Shares in 3 accordance with the Amended Articles of Incorporation.

While there can be no guarantee, it is the intent of management is to offer Common Shares in a subsequent equity raise.   The Company has authorized 100,000,000 Common Shares.

Furthermore, the investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible bonds, preferred shares or warrants, into stock

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

We have been operating SmartCard under the Diamond Studios infrastructure for a few years now and know exactly what to expect in costs. The financial projections found in the whitepapers are a very good strong indicator of what to expect in day to day operations.

In the past, as a CEO, I have managed as many as 10 sales reps around the country and know how to hire, train and most importantly get the expected performance from these sales reps.

In 2017, SmartCard increased revenues from 2016 by $202,910 by adding just 1 new media partner. In 2018, SmartCard has added 2 more media partners to begin operations 4th quarter, 2018 with virtually no increase in COGS. SmartCard plans to use a portion of the capital raised to hire and train a salesforce to attract new media partners nationwide. With 20 media partners projected in 2019, the projected income will increase to $3,120,000 with cost of sales increasing to 2,400,810 and a projected net increase in profit of $667,534.

We have incurred all the development costs to date and have made a sizable investment into Smartcard. The proceeds will pay off all SmartCard debts to the development company as well as continue the development cycle of new features and enhancements. Marketing - SmartCard will use the proceeds to create marketing videos to attract new media partners and videos to create targeted Social Media campaigns to attract users to download the app for each media partner. Field Trainer and Sales Reps - The proceeds will also be used to hire staff throughout the main regions of the US to acquire media partners and to help them sell to the local businesses. Working Capital - Finally, the proceeds will be used for basic working capital to run the business independent from the Diamond Studios, who to date has allowed it to be run at no charge under its umbrella of people, office and resources.

Financial Milestones

2016 - Signed Boise Weekly as a Media Partner generating $7,963.00 in sales for the year.

Jan 2017 - Signed North Coast Journal as a Media Partner

March 2017 - Launched SmartCard app for North Coast Journal.

December 2017 - Total SmartCard app sales for the year $210,873.

July 2018 - Signed B-Metro Magazine as a Media Partner with expected launch date of October, 2018.

August 2018 - Signed Chronogram as a Media Partner with expected launch date of 4th quarter, 2018.

August 2018 - Signed Shepherd Express as a Media Partner with expected launch December, 2018.

Our projections for 2018 without a capital infusion are expected to be $337,500. As of June 30, 2018 Gross Income for MyCity SmartCard was $133,585 for the 2 Media Partners. Projected gross income for the 3rd Quarter 2018 is $98,000 and 4th quarter 2018 with the new media partners is $105,915. The Projected gross income was calculated by assuming a 10% increase in sales from existing Media Partners from 2017 to 2018 and the projected gross income for the new media partners was calculated by the 1st full quarter of sales of North Coast Journal in 2017 when it was a new media partner for B-Metro and Chronogram and the 1st full month of sales for Shephard Express. The Cost of Revenues without a capital infusion will be $297,000 Media Partner Payouts, $16,000 Admin fees and Office Supplies, and $13,500 Bank and Merchant Account Fees.

2019 will start our true capital expansion with projections of $3.1 million, as we will have had all our staff trained and producing throughout the country. See below for estimated Net Loss for this projection.

2020 projections are $39 million due to the fact we would have had a reputation and truth of performance and we will approach larger media conglomerations that often have 50-250 media partners under one company profile… so in turn one media partner sale actually equals as many as 250 in one sale. See below for Net Profit for this projection.

Item	2019	2020
Projected Income By Year	$ 3,120,000	$ 39,600,000
Est Comp to Media Outlets	$ 2,400,810	$ 29,700,000
Neton Gross Sales	$ 719,190	$ 9,900,000
Credit Card Fees at 2.6%	$ 81,120	$ 1,029,600
Proposed SPLIT Dividend	$ 35,960	$ 495,000
Software Development	$ 50,000	$ 75,000
Hosting	$ 2,000	$ 5,000
Business Insurance	$ 10,000	$ 10,000
Rent	$ 25,000	$ 25,000
Telco/Internet	$ 5,000	$ 5,000
Marketing	$ 30,000	$ 50,000
Travel	$ 30,000	$ 40,000
Legal and Accounting	$ 75,000	$ 75,000
Marketing	$ 75,000	$ 100,000
Capital Raise Expenses	$ 25,000	$ 25,000
Founder/Executive Mgmt Fee	$ 62,400	$ 792,000
Executive Salaries	$ 150,000	$ 200,000
Sales Trainers	$ 250,000	$ 400,000
Customer Service	$ 60,000	$ 90,000
Payroll Taxes (est 20%)	$ 104,480	$ 296,400
Employee Benefits	$ 70,000	$ 100,000
Income/(Loss)	$ (421,770)	$ 6,087,000

Liquidity and Capital Resources

The company is currently generating operating losses and requires the continued infusion of new capital to expand business operations. If the company is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuance's, or any other method available to the company. While the infusion of new capital will help to expand the company's business operations, the funds are not necessary to the viability of the business. The funds will allow the company to expand at a much faster pace and strive to saturate the market before other competitors enter the market. If we reach our minimum target of $10,000 we will be able to expand into 2 or 3 new markets which will create an operating surplus but at a much slower rate. If we reach our maximum target of $1,000,000, we will be able to hire a full time sales trainer and sales force to expand and locate media partners throughout the United States.

Indebtedness

The company has an outstanding accounts payable in the amount of $200,000 Diamond Film & Video, Inc. for technology and app development. The Accounts Payable bears no interest and is due as a lump sum payment, December 31, 2018.

Recent offerings of securities

None

Valuation

$15,000,000.00

We recently conducted a valuation through the Equidam software as a basis for our valuation analysis and we received a valuation of $17.2M, based on our technology, our product and the strength or our management team. The Board believe that despite such a valuation on Equidam, a pre-money valuation of $15M more adequately and fairly represents the valuation of the company.

USE OF PROCEEDS

	10,000	1,000,000
Total Proceeds		
Less Offering Expenses		40,000
StartEngine Fees (6%)	600	60,000

Net Proceeds	9400	900,000
Use of Net Proceeds		
Past development costs		120,000
New development costs	9,400	80,000
Marketing		30,000
Field Trainer and Expenses		120,000
Sales Reps		250,000
Working Capital		300,000
Total Use of Net Proceeds	9400	900,000

Diamond Film & Studios, Inc. has incurred all the development costs to date as an accounts receivable. The proceeds will pay off all SmartCard debts to the Diamond Film & Studios, Inc. as well as continue the development cycle of new features and enhancements. Marketing - SmartCard will use the proceeds to create marketing videos to attract new media partners and videos to create targeted Social Media campaigns to attract users to download the app for each media partner. Field Trainer and Sales Reps - The proceeds will also be used to hire staff throughout the main regions of the US to acquire media partners and to help them sell to the local businesses. Working Capital - Finally, the proceeds will be used for basic working capital to run the business independent from the Diamond Studios, who to date has allowed it to be run at no charge under its umbrella of people, office and resources.

Irregular Use of Proceeds

The company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at http://smartcarddigital.com/annualreports. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR
MyCity SmartCard, Inc.

[See attached]

MY CITY, LLC

(an Alabama limited liability company)

a predecessor entity to **MyCity SmartCard, Inc.,** (a Wyoming corporation)

Unaudited Financial Statements for the Years Ended

December 31, 2017 and 2016



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 5, 2018

To: Board of Managers, My City LLC
        Attn: Mary Mair

Re: 2017-2016 Financial Statement Review
        My City LLC

We have reviewed the accompanying financial statements of My City LLC (the "Company"), which comprise the balance sheet(s) as of December 31, 2017 and 2016, and the related statements of income, shareholders' equity and cash flows for the calendar year period(s) thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO


MY CITY LLC
BALANCE SHEET
As of December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


ASSETS		**2017**		**2016**
Current Assets:				
Cash and cash equivalents	$	5,827	$	8,858
Accounts receivable		0		0
Total Current Assets		5,827		8,858
Long-lived Assets		0		0
TOTAL ASSETS	$	5,827	$	8,858

LIABILITIES AND STOCKHOLDERS' DEFICIT

Liabilities:				
Current Liabilities:				
Accounts payable	$	47,800	$	5,000
Total Current Liabilities		47,800		5,000
TOTAL LIABILITIES		47,800		5,000
Stockholders' Equity:				
Membership Interest		100		100
Retained earnings		(42,073)		3,758
Total Stockholders' Equity		(41,973)		3,858
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	5,827	$	8,858

MY CITY LLC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2017	2016
Revenues	$ 210,873	$ 7,963
Cost of revenues	(182,443)	(5,000)
Gross Profit (Loss)	28,429	2,963
Operating Expenses:		
General and administration	23,160	504
Software Development, post-feasibility	42,700	
Sales and marketing	8,400	0
Total Operating Expenses	74,260	504
Operating Income (Loss)	(45,831)	2,459
Other Income/(Expense)	0	0
Provision for Income Taxes	0	0
Net Loss	$ (45,831)	$ 2,459


MY CITY LLC
STATEMENT OF MEMBERS' EQUITY
For the Years Ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


	Membership Interest (in Value)	Accumulated Earnings/(Deficit)	Total Members' Equity
Balance as of January 1, 2016	$ 100	$ 1,299	$ 1,399
2016 Net Income (Loss)	0	2,459	2,459
Balance as of December 31, 2016	**100**	**3,758**	**3,858**
2017 Net Income (Loss)	0	(45,831)	(45,831)
Balance as of December 31, 2017	**$ 100**	**$ (42,073)**	**$ (41,973)**

MY CITY LLC
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (45,831)	$ 2,459
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
(Decrease) Increase in accounts payable	42,800	(5,000)
Net Cash Used In Operating Activities	(3,031)	(2,541)
Cash Flows From Investing Activities		
None	0	0
Net Cash Used In Investing Activities	0	0
Cash Flows From Financing Activities		
None	0	0
Net Cash Provided By Financing Activities	0	0
Net Change In Cash and Cash Equivalents	(3,031)	(2,541)
Cash and Cash Equivalents at Beginning of Period	8,858	11,399
Cash and Cash Equivalents at End of Period	$ 5,827	$ 8,858
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

MY CITY LLC
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2017 and 2016
See accompanying Accountant's Review Report
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

My City LLC (which may be referred to as the "Company," "we," "us," or "our") develops software and a digital platform that allows users to engage with advertising partners through the use of a mobile app. The Company generates revenues by taking a commission on these transactions.

The Company organized on July 2, 2012 in the State of Alabama. The Company is headquartered in Alabama. The Company has since disposed of its assets to MyCity SmartCard, Inc. See Note 7 below for additional discussion.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company is operating as a going concern.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, and 2016, the Company had $5,827 and $8,588, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced significant write-downs in its accounts receivable balances. As of December 31, 2017 and 2016, the Company had no outstanding accounts receivable, respectively.

Property and Equipment
Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

As of December 31, 2017 and 2016, the Company held no property and equipment.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2017.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2017 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition
The Company recognizes revenue when the end user's credit card has been charged for utilizing an offer based on the mobile advertising. The Company is obligated to make payments to its advertising partners as a percentage of the offer purchased by the end user. The Company recognizes the entire amount of the offer purchase as revenue and charges the amounts owed or paid to the advertising partner as cost of goods sold. As of December 31, 2017 and 2016, the Company had recognized $210,781 and $7,963, respectively, in sales. The costs of these sales as of December 31, 2017 and 2016 was $182,443 and $5,000, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs
As the Company's platform is based on an app-based software platform, the Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally

includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales. As of December 31, 2017, the Company believes it has achieved technological feasibility and, thusly, has expensed $42,700 in the income statement associated with software development.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019.   We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – INCOME TAX PROVISION

The Company is taxed as a partnership for federal and state income tax purposes. The Company is current with its federal and state tax filing obligations. Because the Company's income, expenses, credit and gains flow through to the members of the Company, no material income tax provision exists.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

Legal Matters
Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 5 – MEMBERS' EQUITY

Capital Contributions
The Company has recently incorporated and recapitalized as described below in Note 7.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operations several years ago. The Company's ability to continue is not necessarily dependent upon management's plan to raise additional funds (see Note 7). The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 7– SUBSEQUENT EVENTS

Incorporation
On June 26, 2018, the Company was incorporated as MyCity SmartCard, Inc. (a corporation formed under Wyoming law) (the "Corporation"). The corporation has authorized the issuance of 100,000,000 common shares with $0.001 par value. Shortly thereafter, MyCity SmartCard, Inc. acquired all of the assets of the Company in exchange for shares issued to the members of the Company. As of this date, the Company began operating through the corporate form as a going concern. As of August 2018, the corporation has issued 15,000,000 common shares to the founders of the Company and certain advisors in the Anticipated Crowdfunded Offering (described below).

Recapitalization
In July 2018, MyCity SmartCard, Inc. authorized the existence of 200,000 shares of variable convertible preferred shares with $5.00 par value. One variable convertible preferred share will convert to five common shares after a period of three years (or shorter period as amended by Board resolution or additional qualified securities offering). After conversion, this would represent the issuance of an additional 1,000,000 common shares.

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") variable convertible preferred shares of a minimum offering of $10,000 and up to $107,000.

The Crowdfunded Offering is being made through StartEngine. (the "Intermediary"). The Intermediary will be entitled to receive a commission fee and percentage of the securities issued in this offering according to customary terms of such an offering.

Management's Evaluation
Management has evaluated subsequent events through August 5, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

I, Joseph C. Miele, the Chief Executive Officer, of MyCity, LLC , hereby certify that the financial statements of MyCity, LLC and notes thereto for the periods ending December, 2016 and December, 2017, included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017, the amounts reported on our tax returns were total income of $28,429; taxable income of $-45,831 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 31st day of July, 2018.



Chief Executive Officer

08/10/2018

I, <u>Joseph C. Miele</u>, the <u>Chief Executive Officer,</u> of <u>MyCity SmartCard, Inc.</u>, hereby certify that the financial statements of <u>MyCity SmartCard, Inc.</u> and notes thereto for the periods ending <u>December, 2016</u> and <u>December, 2017,</u> second Fiscal Year End of Review) included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

MyCity SmartCard, Inc. was not in existence for the previous tax year."

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the <u>10th day of August, 2018</u>.



<u>Chief Executive Officer</u>

<u>08/10/2018</u>

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



MyCity SmartCard is pending **StartEngine Approval.**

MyCity SmartCard
THE SMART way to advertise.
● Small OPO   🏠 Hoover, AL   📶 Media   ● US Investors Only

0
Investors

$0.00
Raised of $10K - $1M goal

Overview   Team   Terms   Updates   Comments   **Share**

Invest in MyCity SmartCard, Inc. (SmartCard)

Media Outlets (TV, Radio, Newspaper, Magazine) trade their advertising for a business' products and services, and then use SmartCard technology and our app to recoup their advertising revenues.

Digital marketing experts estimate Americans come in contact with 4,000-10,000 advertisements every single day... Small and large businesses alike can't compete with national advertising budgets. We believe **this creates problems for businesses trying to attract more customers, media outlets trying to sell more ad space, and patrons looking for goods and services.**

What keeps merchants and media outlets from reaching their advertising potential? Everything, from cost, to lack of guarantees on the merchant side, to non-returning advertisers and inconsistency on the media outlet side. SmartCard seeks to solve these problems and change the world of advertising with a simple strategy – **giving the merchant full control of advertising dollars.**

With SmartCard, a merchant trades its products or services for advertising with a media outlet (magazines, radio, tv, etc.), which then offers the merchant's goods and services at a discount to users. **Users who download the app use it to purchase full-valued goods and services at a discount.** When users pay through the app, media outlets recoup their advertising revenue from the merchant by receiving a percentage of the transaction. We believe this system drives more customers to a business, with **no risk** and **no out-of-pocket cost** for the merchant!

We think the SmartCard formula offers a simple process for overcoming major roadblocks in promoting a business and expect it to disrupt the advertising industry.





Development Stage

The MyCity SmartCard app has been fully developed and operating in its initial version successfully since 2016. Version 2.0 with substantial enhancements in capabilities and features will launch November, 2018.

The Offering

$1/share of Preferred Stock | When you invest you are betting the company's future equity value will exceed $16M.

Preferred Stock Rights
Dividend Rights: 5% of net on gross profits
Liquidation Preference over Common Stock holders
Conversion Rights: 5 shares of Common Stock per share of Preferred Stock upon the earlier of:
(i) October 31, 2021
(ii) an IPO, or
(iii) sale of the Company
See the **Offering Details** below for a complete set of terms.

Perks*

- Investors who invest from $250-$999 will receive $100 in credits on the SmartCard App usable in available markets.
- Investors who invest from $1,000 or more will receive $250 in credits on the SmartCard App usable in available markets.
- You must have downloaded the free MyCity SmartCard app to use these credits.

All perks occur after the offering is completed.

The SmartCard App benefits customers, merchants, and media outlets.





Customers

Customers get a full-valued good or service at a discount.



Merchants

Merchants get full-value advertising for the price of their hard costs.



Media Outlets

Media partners sell more advertising.

SmartCard Offers Customers a Simple Way to Receive Discounts


MYCITY SMARTCARD
$30.00
$30.00
-$10.00
$20.00
Pay Now
Cancel
20%

The App is Easy to Use

- *Setting up an account* - Once users set up an account, they can add funds using any major credit card and apply them toward any participating merchant.
- *Using the app* - Users can check the app for current merchants and discounts by scrolling through the "Merchants" screen. They can call merchants, locate them with the map feature, see the hours of operation, and share this information.
- *Paying the bill* - Users can pay their bill by entering the total into the "Pay Now" screen. They then show their phone to the cashier or server, who presses submit, and the total is subtracted from the user's balance.

This user-friendly process and platform makes it easy for customers to purchase goods and services from businesses they are looking for but otherwise aren't exposed to in the traditional advertising model.


GET SMART.
Download our FREE iPhone and Android app and start saving at local restaurants today.
Search for:
NCJ SMARTCARD
Learn more at:
northcoastjournal.com/NCJsmartcard
journal
SMARTCARD
SAVE UP TO 50%

Sample Ad a Media Outlet uses to promote the SmartCard.

Economical and Risk-Free Advertising for Merchants

"Is this going to work for me?"

We have seen that when it comes to advertising, small-, medium-, and large-sized businesses find themselves debating whether or not spending money on advertising is worth it. In the traditional advertising model, there are no guarantees, and businesses owners often do not feel as if they get a return on their investments.

SmartCard offers a solution. **We believe when using SmartCard, businesses assume NO risk!** They never receive an invoice and only pay if the advertising works. They get full-value ads for the price of their hard costs.


JENNY'S CAFE


The Over 30 Million Small Businesses in the U.S. all have One Thing In Common
They Need to ADVERTISE!

Source

Pay As You Go Advertising

SmartCard offers businesses a way to get traditional advertising to mass audiences in order to educate, sell and promote their goods and services with **no upfront expenses.** The only time the business has an expense is when a customer comes in and uses the app. So, **the cost of the advertising is only the cost associated with the sale.**

We believe the discounts from the SmartCard App will entice new customers to try businesses for the first time.

New Revenue Streams for Media Outlets

Two big issues that media outlets (TV, Radio, Newspaper, Magazine, Internet) face when it comes to advertising are an **inactive advertiser list and lack of consistency**. Advertising has gotten very expensive, and media outlets can't make guarantees on return on investment. This makes it difficult to not only obtain but also to keep merchants advertising on their platforms.

SmartCard generates new revenue streams for media outlets, while also boosting sales for merchants and helping to create and retain a new, loyal


NEWSPAPER

customer base. **Media partners get new revenue from businesses who may have been reluctant to advertise before.**



SmartCard is not a new product to sell, but rather a new technology to monetize all of a media outlet's existing advertising products.


NEWSPAPER

Available Ad Space

Media outlets tap into their unused ad space and their inactive advertisers list.


JENNY'S CAFE

Merchants Advertise for Less

Businesses reduce their cost of advertising and increase traffic.


Save!

Users Purchase Goods and Services

Media outlets offer the advertisers' goods and services at a discount.


NEWSPAPER

Media Outlets Expand Advertising Inventory

Media outlets have a larger and more consistent list of advertisers.

Make an Investment in the Future of Marketing and Advertising


Advertising is Big Business

Sources: 1, 2, 3, 4

In the advertising world today, we believe the best a small business can do is try to advertise in a place where they think their average customers read, watch, or listen. This all happens at an ever-increasing cost to merchants, with nothing but hope for a return on investment. **The challenges to businesses are only increasing** with the growth of online marketing, advertising, sales and the fragmentation of the consumer markets themselves.

Nonetheless, advertising is critically important to success. Our partners have been in the marketing and advertising industry for over 40 years and have always felt **there has to be a better way for small businesses to get results from their advertising.**


Global advertising spending from 2014 to 2021 (in billions U.S. Dollars)

Huge Market

Over $600 Billion is spent on advertising Globally.

To our knowledge, there is no other program that allows a company to trade their products and services for advertising, thus eliminating all the risks of the advertising not working while giving customers huge discounts.

Source

The Potential of SmartCard Technology

If only 1/10th of 1% of existing US businesses use this model, and each business spends only $1,000 a month (an unusually low ad budget), SmartCard revenue has the potential to be **$360 million!** And with the current business model, SmartCard keeps 20% of all money that flows through the technology. Furthermore, most apps require thousands and thousands of downloads to be financially successful. However, with SmartCard, **it only takes a couple hundred downloads per market to recoup revenue.**


Number of App Users to Re-coup Advertising Revenue
Average customer spends $25/transaction X 3/mo. = $75 Customer/mo.
monthly revenue
customers
$10,000 = 135
$20,000 = 275
$30,000 = 550

Test Markets - *Small Markets with Big Results*

MYCITY SMARTCARD

"**After one full year of utilizing the SmartCard app** in Humboldt County, California, we have received **nearly $250,000 in new advertising revenue**. It has been a boon for this company and for advertisers as well. When a business owner can invest goods and services rather than cash in a comprehensive marketing campaign, and the media company can resell those goods and services to the public at a discount, **it provides cost savings for all concerned**."

North Coast Journal, Current Media Partner

How Capital Will Help Us Reach Our Goals

As evidenced by the North Coast Journal test market, the potential for growth is real. **Having more investors on board means SmartCard will have the necessary capital to expand at the rate the market demands.** Funding will be used in the following ways:

- To Scale from Test Markets to Nationwide Coverage
- To Expand our Team of Trainers and Marketers
- To Expand our Media Partner Network Nationwide
- To Brand MyCity SmartCard with Consumers

With more capital, SmartCard will be able to deploy this business model in multiple markets, while preserving the quality of service we deliver to our customers.





GET SMART.
SAVE 50%

February 2010
Created the First Non-Technology-Based Version
This was done with a plastic credit card and custom credit card terminals that businesses had to keep in their establishment.

March 2013
Technology-Based Version Conceived and Developed
It would work via a mobile app connected to a simple content management system, requiring no more physical hardware or plastic credit cards.

February 2014
Boise Weekly Signed On as First Test Market

January 2017
North Coast Journal Signed On

January 2017
Improvements to User Interface
Improved the user interface on the mobile app and completely re-wrote the content management system to allow unlimited media partners in one system.

November 2018
New App Launch
We launched the new and improved mobile app and universal content management system. This new system had been in development and testing for six months.

November 2018
Secure Funding
Secure funding to create a national sales force to acquire media outlets and help sell businesses throughout the US and launch our 3rd Media Partner B-Metro Magazine. (ANTICIPATED)

December 2018
Hire and Train Sales Staff
(ANTICIPATED)

Meet Our Team





Joe Miele

President, CEO, Director

MyCity SmartCard, Inc. 2012 – Current (Part-Time 20 hours per week) As managing partner and CEO, Joe has handled the development, marketing and growth of this company. His goals are to move into MyCity SmartCard permanently and let Diamond Studio's be a vendor of choice for all its development and marketing requirements. Diamond Studios 1982 – Current (Primary) Joe Miele has owned and operated Diamond Studios, a marketing, advertising, and technology company, for over 35 years. Diamond has created and produced over 25,000 television commercials, over 1,500 sales and training videos, and over 1000 multi-media and web projects and over 100 highly complicated software programs. Diamond's client list includes Army Corp of Engineers, Civitan International, Nike, Reebok, Emageon, Flooring America, Hibbett Sports, Newsweek, Siemens-Westinghouse, Pepsi, NAPA Autoparts, to name a few.

Chuck Leishman

Vice-President, Sales & Marketing

My City SmartCard, Inc. 2012 – Current (Part-Time 10 hours per week) Chuck has 35 years of experience in publishing and has been instrumental in the development of SmartCard. His contacts in the Newsweekly business has allowed him to market and sell the Smartcard App. to Boise Weekly, The North Coast Journal, and recently to Chronogram in Upstate New York, Shephard Express in Milwaukee, Wisconsin, and is in the process of bringing the Smartcard program to several other newsmedia companies across the United States. and Canada. From 2012-current, Chuck has been General Manager of North Coast Journal in Humboldt County, California, Chuck has overseen the successful implementation of Smartcard in that market.











Bill Mylius

Advisory Committee

With three decades in the field of advertising, marketing and professional promotion, Bill has been responsible for strategic planning, creative concepts and production, and promotional scheduling for clients in a wide variety of industries and utilizing every available media. When entering new markets, he conducts in-depth research into the strengths and positioning of the market's media outlets. With the Metro Video Pages product, this research will provide the direction for securing both the MVP Media Partner Affiliates and the most efficient media promotional plan to drive product utilization.



Dr. Robert A. Needham

Advisory Committee

Dr. Needham has more than 30 years of strategic planning and business advisory experience. While not an officer or director, Dr. Needham and his two companies SPECTRUM Advanced Markets, Inc. and Simply Go Public, Inc. who, will as freelancers, provide advice to SmartCard. Dr. Needham is a published author, nationally recognized expert on corporate governance, franchising, public companies, cooperatives and technology.





Howard Cannon

Advisory Committee

Restaurant Operations Institute (ROI), Inc. – Restaurant, Bar, Food, and Beverage Industry Author, Speaker, Consultant, Expert Witness, Mediator, CEO – founder and sole owner of ROI. His hands-on knowledge, skill, training, education, and experience in restaurant, bar, food and beverage industry establishments at the employee-level dates back to 1978; at the management-level dates back to 1983; at the multi-unit management-level dates back to 1985; and, at the corporate-level dates back to 1987. Furthermore, these positions, responsibilities, and experiences continue to be an integral and active part of his every-day consulting, advisory, training, writing, expert witness, and coaching practice.



Maryann Miele

Secretary, Board of Directors

December, 2017- Current MyCity SmartCard Secretary - Board of Directors While serving on the Board of the Directors Maryann has provided invaluable experience and advice on the expansion of the MyCity SmartCard app. Maryann is not currently employed by MyCity Smartcard. Diamond Studios 1982-Present (Primary) Maryann started Diamond Film & Video along with Joe Miele in 1982. She became one of the few female production facility owners in the country and the only one in Alabama. Her entrepreneurial spirit was a driving force behind the success of Diamond Film & Video, and she is bringing that same strength and enthusiasm to MyCity SmartCard, Inc.



Mary Mair

Vice-President, Finance & Operations, Director

2017 - Current MyCity SmartCard Vice-President, Finance & Operations (Part Time 30 Hours Per Week) 2017 - Current Diamond Film & Video Finance & Operations Manager (Part Time 20 Hours Per Week) 2015-2017 Maison Cailler, Suisse Team Support Specialist Mary brings over 25 years of experience in International Business and Finance to the SmartCard team. This experience allows SmartCard to reach across cultural boundaries and broaden our marketing platform.



Sam Leishman

Investor

December, 2017 - Current MyCity SmartCard Investor with voting rights As a sales consultant, Sam worked closely with Chuck Leishman in acquiring the first 2 Media Partners by assisting in developing a marketing and sales approach for both the media partners and the merchants. Currently, Sam is a silent shareholder and is not employed by MyCity SmartCard A recent graduate of the San Francisco Art Institute in filmmaking. Sam has significant experience as a freelance writer, film and culture columnist, and journalist, including work for Birmingham Weekly, The North Coast Journal in Northern California, and numerous specialty publications. Manager (Primary) 2013-2018 - Full time Gott's Roadside 2018-Present Palomina

Offering Summary

Maximum 200,000* shares of Preferred Stock ($1,000,000)

**Maximum subject to adjustment for bonus shares. See 10% Bonus below*

Minimum 2,000 shares of Preferred Stock (10,000)

Company	MyCity SmartCard, Inc.
Corporate Address	265 Riverchase Pkwy E, Suite 101, Hoover, AL 35244
Description of Business	SmartCard offers businesses a way to advertise on TV, radio, and print with a 100% guarantee that it works or there is not cost to the business. Businesses trade their products and/or services with a media partner, which then, uses SmartCard to sell this trade at a discount to customers.
Type of Security Offered	Preferred Stock (the "Shares" or "Securities") *See Offering Details for a complete set of rights and preferences*
Purchase Price of Security Offered	$5 per Share
Minimum Investment Amount (per investor)	$250

Perks*

- Investors who invest from $250-$999 will receive $100 in credits on the SmartCard App usable in available markets.
- Investors who invest from $1,000 or more will receive $250 in credits on the SmartCard App usable in available markets.
- You must have downloaded the free MyCity SmartCard app to use these credits.

**All perks occur after the campaign is completed.*

The 10% Bonus for StartEngine Shareholders

MyCity SmartCard, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with a $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Preferred Stock at $5 / share, you will receive 10 Preferred Stock bonus shares, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow MyCity SmartCard to get notified of future updates!

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Based on Your Previous Interests - This broad selection of issuers is based on objective factors within your prior investment history, such as industry sector, location, and security type. This selection of issuers should not be taken as investment advice, and does not constitute investment advice by StartEngine. Prior to making any investment decision, it is upon you to make your own evaluation of the merits of any particular securities offering in relation to the high level of risk inherent in investing under Regulation Crowdfunding.

Important Message

www.StartEngine.com is a website owned by StartEngine Crowdfunding, Inc. and operated by StartEngine Crowdfunding and its wholly owned-subsidiary, StartEngine Capital, LLC, located at 750 N San Vicente Blvd #800, West Hollywood, CA 90069. StartEngine Crowdfunding is a not a broker-dealer, funding portal or investment adviser. StartEngine Capital, LLC is a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA). By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.



?

VIDEO TRANSCRIPT (Exhibit D)

Video 1 - Investor Banner Video

88% of shoppers just like you, used some form of discount in the last three months. (https://www.inmar.com/press-release/2017-marks-the-demise-of-print-at-home-coupons-as-digital-redemptionclimbs-67-percent/)These days people expect discounts and are always looking for the next big way to save.We believe the next step in the Digital Discount Revolution is here: SmartCard. SmartCard offers consumers huge discounts at places to eat, drink and have fun...and our simple App makes it easier than ever before to get them.No more having to buy a discount coupon in advance...No more expired coupons...No more one-time only discounts... Show up, enjoy a great meal or service, enter your bill amount and "bam" the discount is automatically applied. It's that simple.Studies have shown that the excitement of getting a discount goes beyond simply paying less for a product.(2012, Coupons.com commissioned study led by Dr. Paul J. Zak, professor of Neuroeconomics at Claremont GraduateUniversity https://www.huffingtonpost.com/danny-wong/what-science-says-about-discounts_b_8511224.html) And it's true! Discounts Drive Dollars...billions of them!Even with Groupon's out-dated business model, their value is currently in the billions.(Groupon Market Cap as of 9/4/18 2.399 billion US dollars.)-https://finance.yahoo.com/quote/GRPN?p=GRPN. We believe the potential for SmartCard is even greater. SmartCard has already been operating successfully in select markets across the US, and now YOU have an opportunity to become a part of the Digital Discount Revolution and make SmartCard a national name! Watch our investor video to see how we plan to grow SmartCard

Video 2 - Investor Long Version

Today in the U.S., there are 30 million small businesses (sba.gov)and advertising is critically important to their success. Still, more than 21 million(https://blog.capterra.com/small-business-statistics/)of them face significant challenges when it comes to advertising and promoting their products and services. Why?Mainly because advertising isn't cheap and there are no guarantees.Our partners have been in the marketing and advertising industry for over 40 years and we believe it's time to totally disrupt the advertising industry with a technology that will revolutionize advertising and make it fully consumer-centric."Pay as you go Advertising" in which there is no cost to the business until the customer buys!It's called SmartCard.... The Smartcard formula is as simple as 1-2-3. **Step 1**...Businesses Trade Products or Services to Media Outlets for Advertising **Step 2**...Media Outlets use Smartcard Technology to sell the trade to consumers, recouping their revenue. **Step 3** - Customers buy traded products &amp; Services at a Discount via the SmartCard App thus driving traffic to the merchant. We believe the end user...the consumer would win, because they get a full-valued product or service, at a discount. The business would win because they get full value advertising for the price of their hard costs.It only costs them when a customer buys their goods or services through Smartcard.And finally, the media outlet would win because they sell more advertising!What's the potential of the SmartCard technology? The numbers tell the story. Let's say only 1/10th of 1% of existing U.S. businesses use this model and each business spends only $1000 each month which, frankly, is an unusually low ad budget, SmartCard revenue is still $360 million!

(http://www.smallbizlabs.com/2016/10/most-small-businesses-have-less-than-400000-in-annual-revenue.html)(https://yourbusiness.azcentral.com/average-advertising-costs-small-businesses-17643.html)Plus, with our business model we keep up to 20% of all money that flows through the smartcard technology...Our vision for this new form of advertising is large, and so is our goal. Google and Facebook changed the way we advertise and so can SmartCard...How do we reach these lofty goals? Smartcard needs a capital infusion to meet our expansion needs. We will hire sales reps strategically placed throughout the country to acquire both media outlets and businesses.Make an investment in the future of marketing and advertising! Make a funding contribution today!

Video 3 - Economical & Risk - Free Advertising for Merchants

This is Jenny.
Jenny is a smart business owner. She wants to reduce the cost of advertising her business while still increasing traffic.
This is Joe.
Joe is a savvy consumer. He wants discounted goods and services to stretch his dollars further.
This is the SMARTCard App.
With SMARTCard, we, the local media partner, can bring Joe and Jenny together.
Jenny trades goods or services to the publication in exchange for valuable Ad space.
This makes Jenny happy because her business is being advertised, she's out no cash, and only the hard costs when those items sell. Plus she's getting significantly more traffic.
Joe reviews the available businesses on the smartcard app to find goods and services at a significant discount.   Joe's happy because he's saving money and trying new places.
The SMARTCard app is making sense of advertising.
Now, that's pretty SMART!

Video 4 - New Revenue Streams for Media Outlets

This is Joe.

Joe is a smart consumer. He wants discounted goods and services to stretch his dollars further.

This is Jenny.

Jenny is a savvy business owner. She wants to reduce the cost of advertising her business while increasing traffic.

This is the SMARTcard APP.

Smartcard is not another media option to sell, but a tool that helps you sell your existing media faster and to more businesses.

SMARTcard helps your publication bring Joe and Jenny together.

Jenny trades you goods and services in exchange for Ad space.

This makes Jenny happy because she's out no cash, and only the hard costs when those items sell.

Joe reviews the available businesses on the smartcard app to find goods and services at a significant discount.

Joe's happy because he's saving money and trying new places.

You're happy because you're expanding your advertising inventory, plus getting a majority of the revenue from all transactions made through the app.

The SMARTCard app is making sense of advertising.

That's pretty SMART!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS



Wyoming Secretary of State

2020 Carey Avenue
Suite 700
Cheyenne, WY 82002-0020
Ph. 307-777-7311

For Office Use Only
WY Secretary of State
FILED: Jun 26 2018 8:10AM
Original ID: 2018-000809612

Profit Corporation
Articles of Incorporation

I. The name of the corporation is:
MYCITY SMARTCARD, INC.

II. The name and physical address of the registered agent of the corporation is:
Registered Agents Inc.
30 N Gould St Ste R
Sheridan, WY 82801

III. The mailing address of the corporation is:
30 N Gould St Ste R
Sheridan, WY 82801

IV. The principal office address of the corporation is:
30 N Gould St Ste R
Sheridan, WY 82801

V. The number, par value, and class of shares the corporation will have the authority to issue are:

Number of Common Shares:	100,000,000	Common Par Value:	$0.0010
Number of Preferred Shares:	0	Preferred Par Value:	$0.0000

VI. The name and address of each incorporator is as follows:
Registered Agents Inc.
30 N Gould St Ste R Sheridan, WY 82801

Signature: *Riley Park* Date: **06/26/2018**

Print Name: **Riley Park**

Title: **Authorized Individual**

Email: **reports@registeredagentsinc.com**

Daytime Phone #: **(307) 200-2803**



☑ I am the person whose signature appears on the filing; that I am authorized to file these documents on behalf of the business entity to which they pertain; and that the information I am submitting is true and correct to the best of my knowledge.

☑ I am filing in accordance with the provisions of the Wyoming Business Corporation Act, (W.S. 17-16-101 through 17-16-1804) and Registered Offices and Agents Act (W.S. 17-28-101 through 17-28-111).

☑ I understand that the information submitted electronically by me will be used to generate Articles of Incorporation that will be filed with the Wyoming Secretary of State.

☑ I intend and agree that the electronic submission of the information set forth herein constitutes my signature for this filing.

☑ I have conducted the appropriate name searches to ensure compliance with W.S. 17-16-401.

☑ I affirm, under penalty of perjury, that I have received actual, express permission from each of the following incorporators to add them to this business filing: Registered Agents Inc.

Notice Regarding False Filings: Filing a false document could result in criminal penalty and prosecution pursuant to W.S. 6-5-308.

W.S. 6-5-308. Penalty for filing false document.

(a) A person commits a felony punishable by imprisonment for not more than two (2) years, a fine of not more than two thousand dollars ($2,000.00), or both, if he files with the secretary of state and willfully or knowingly:

(i) Falsifies, conceals or covers up by any trick, scheme or device a material fact;

(ii) Makes any materially false, fictitious or fraudulent statement or representation; or

(iii) Makes or uses any false writing or document knowing the same to contain any materially false, fictitious or fraudulent statement or entry.

☑ I acknowledge having read W.S. 6-5-308.

Filer is: ☐ An Individual   ☑ An Organization

The Wyoming Secretary of State requires a natural person to sign on behalf of a business entity acting as an incorporator or organizer. The following individual is signing on behalf of all Organizers or Incorporators.

Filer Information:
By submitting this form I agree and accept this electronic filing as legal submission of my Articles of Incorporation.

Signature: *Riley Park*   Date: **06/26/2018**

Print Name: **Riley Park**

Title: **Authorized Individual**

Email: **reports@registeredagentsinc.com**

Daytime Phone #:   **(307) 200-2803**


Consent to Appointment by Registered Agent

Registered Agents Inc., whose registered office is located at **30 N Gould St Ste R, Sheridan, WY 82801**, voluntarily consented to serve as the registered agent for **MYCITY SMARTCARD, INC.** and has certified they are in compliance with the requirements of W.S. 17-28-101 through W.S. 17-28-111.

I have obtained a signed and dated statement by the registered agent in which they voluntarily consent to appointment for this entity.

Signature: *Riley Park*   Date: **06/26/2018**

Print Name: **Riley Park**

Title: **Authorized Individual**

Email: **reports@registeredagentsinc.com**

Daytime Phone #:   **(307) 200-2803**

STATE OF WYOMING
Office of the Secretary of State

I, EDWARD A. BUCHANAN, Secretary of State of the State of Wyoming, do hereby certify that the filing requirements for the issuance of this certificate have been fulfilled.

CERTIFICATE OF INCORPORATION

MYCITY SMARTCARD, INC.

I have affixed hereto the Great Seal of the State of Wyoming and duly executed this official certificate at Cheyenne, Wyoming on this **26th** day of **June**, **2018** at **8:10 AM.**

Remainder intentionally left blank.



Filed Date: 06/26/2018

Edward A. Buchanan

Secretary of State

Filed Online By:

Riley Park

on 06/26/2018



Wyoming Secretary of State
2020 Carey Avenue, Suite 700
Cheyenne, WY 82002-0020
Ph. 307.777.7311
Fax 307.777.5339
Email: Business@wyo.gov

WY Secretary of State
FILED: 11/13/2018 11:15 AM
Original ID: 2018-000809612
Amendment ID: 2018-002404813

Profit Corporation
Articles of Amendment

1. Corporation name:

MY CITY SMARTCARD, INC.

2. Article number(s) | Please see attached document | is amended as follows:

Please see attached document.

3. If the amendment provides for an exchange, reclassification, or cancellation of issued shares, provisions for implementing the amendment if not contained in the amendment itself which may be made upon facts objectively ascertainable outside the articles of amendment.

Please see attached document.

4. The amendment was adopted on | 11/02/2018 |
  (Date – mm/dd/yyyy)



RECEIVED
NOV - 5 2018
Secretary of State
Wyoming

5. Approval of the amendment: *(Please check **only one** appropriate field to indicate the party approving the amendment.)*

 **Shares were *not* issued** and the board of directors or incorporators have adopted the amendment.


OR


 **Shares were issued** and the board of directors have adopted the amendment *without shareholder approval*, in compliance with W.S. 17-16-1005.


OR


 **Shares were issued** and the board of directors have adopted the amendment *with shareholder approval*, in compliance with W.S. 17-16-1003.

Signature: _____ **Date:** 11/02/2018
(May be executed by Chairman of Board, President or another of its officers.) (mm/dd/yyyy)

Print Name: Joe Miele   Contact Person: Mary Mair

Title: President   Daytime Phone Number: 205-370-1701

                                               Email: mcmair2@aol.com

(Email provided will receive annual report reminders and filing evidence.)
May list multiple email addresses

Checklist
- ✔ ***Filing Fee: $50.00*** Make check or money order payable to Wyoming Secretary of State.
- ✔ Please submit one **originally signed** document.
- ✔ **Typical processing time is 3-5 business days** following the date of receipt in our office.
- ✔ Please review form prior to submitting to the Secretary of State to ensure all areas have been completed to avoid a delay in the processing time of your documents.

ARTICLES OF AMENDMENT

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 100,000,000 shares of Common Stock, $0.001 par value per share ("**Common Stock**") and (ii) 2,000,000 shares of Preferred Stock, $0.001 par value per share ("**Preferred Stock**").

1) **COMMON STOCK**

   a) **Dividend Rights.** Subject to the rights of holders of the Preferred Stock having prior rights to dividends, the holders of the Common Stock shall be entitled to receive, when, and as and if declared by the Board of Directors, out of any assets of the Corporation legally available therefor, such dividends as may be declared from time to time by the Board of Directors. The holders of the Common Stock and Preferred Stock shall receive such dividends on a *pari passu* basis.

   b) **Liquidation Rights.** Upon the liquidation, dissolution or winding up of the Corporation, or the occurrence of a Liquidation Transaction, the assets of the Corporation shall be distributed as provided in Section 2(b) of Article V.

   c) **Redemption.** The Common Stock is not mandatorily redeemable.

   d) **Voting Rights.** Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law.

2) **PREFERRED STOCK**

   a) **Dividend Rights.** The holders of Preferred Stock shall be entitled to receive, when and as declared by the Board of Directors, out of surplus or net profits legally available therefor, dividends at the rate of five percent (5%) of net on gross profits as determined by the Board of Directors, payable quarter yearly on the first days of January, April, July and October in each year. The holders of the Preferred Stock shall receive such dividends prior to the holders of Common Stock.

   b) **Liquidation.**
      i) **Distribution of Assets.** In the event of a Liquidation Transaction (as defined below), the holders of the Preferred Stock shall have prior rights to the holders of Common Stock of the Corporation. Holders of Preferred Stock shall receive the remaining assets of the Corporation on a *pari passu* basis.

      ii) **Liquidation Transaction.**

(a) **Deemed Liquidation**. For purposes of this Section 2, a liquidation, dissolution, or winding up of the Corporation shall be deemed to occur if the Corporation shall (i) sell, convey, exclusively license or otherwise dispose of all or substantially all of its property, assets or business, (ii) merge with or into or consolidate with any other corporation, limited liability Corporation or other entity (other than a wholly-owned subsidiary of the Corporation), (iii) close in a transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions to which the Corporation is a party, to a person or group of affiliated persons (other than an underwriter of the Corporation's securities) if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Corporation (or the surviving or acquired entity) or (iv) effect a liquidation, dissolution or winding up of the Corporation (any such transaction, a "**Liquidation Transaction**"), provided that none of the following shall be considered a Liquidation Transaction: (i) a merger effected exclusively for the purpose of changing the domicile of the Corporation, (ii) an equity financing in which the Corporation is the surviving corporation, or (iii) a transaction in which the stockholders of the Corporation immediately prior to the transaction own 50% or more of the voting power of the surviving corporation following the transaction. In the event of a merger or consolidation of the Corporation that is deemed pursuant to this section to be a Liquidation Transaction, all references in this Section 2 to "assets of the Corporation" shall be deemed instead to refer to the aggregate consideration to be paid to the holders of the Corporation's capital stock in such merger or consolidation. Nothing in this subsection 2(b)(ii) shall require the distribution to stockholders of anything other than proceeds of such transaction in the event of a merger or consolidation of the Corporation.

(b) **Valuation of Consideration**. In the event of a deemed liquidation as described in Section 2(b)(ii) above, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

   (i) Securities not subject to investment letter or other similar restrictions on free marketability:
      a.   If traded on a securities exchange or The Nasdaq Stock Market ("**Nasdaq**"), the value shall be based on a formula approved by the Board of Directors and derived from the closing prices of the securities on such exchange or Nasdaq over a specified time period;
      b.   If actively traded over-the-counter, the value shall be based on a formula approved by the Board of Directors and derived from the closing bid or sales prices (whichever is applicable) of such securities over a specified time period; and
      c.   If there is no active public market, the value shall be the fair market value thereof, as determined reasonably and in good faith by the Board of Directors.
   (ii) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as specified above in Section 2(b)(ii)(b) to reflect the approximate fair market value thereof, as determined in good faith by the Board of Directors.

(c) **Notice of Liquidation Transaction.** The Corporation shall give each holder of record of Preferred Stock written notice of any impending Liquidation Transaction not later than 10 days prior to the stockholders' meeting called to approve such Liquidation Transaction, or 10 days prior to the closing of such Liquidation Transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such Liquidation Transaction. The first of such notices shall describe the material terms and conditions of the impending Liquidation Transaction and the provisions of this Section 2, and the Corporation shall thereafter give such holders prompt notice of any material changes. Unless such notice requirements are waived, the Liquidation Transaction shall not take place sooner than 10 days after the Corporation has given the first notice provided for herein. Notwithstanding the other provisions of this Certificate, all notice periods or requirements in this Certificate may be shortened or waived, either before or after the action for which notice is required, upon the written consent of the holders of a majority of the voting power of the outstanding shares of Preferred Stock, voting together as a class, that are entitled to such notice rights.

(d) **Effect of Noncompliance.** In the event the requirements of this Section 2 or the notice requirements hereof are not complied with (or otherwise properly waived), the Corporation shall forthwith either cause the closing of the Liquidation Transaction to be postponed until such requirements have been complied with, or cancel such Liquidation Transaction, in which event the rights, preferences, privileges and restrictions of the holders of Preferred Stock shall revert to and be the same as such rights, preferences, privileges and restrictions existing immediately prior to such Liquidation Transaction or, if earlier, any amendment of this Certificate in connection with such Liquidation Transaction.

3) **Conversion.**

   a) **Deemed Conversion.** Upon the occurrence of the earlier of following: (i) October 31 ____, 2021, (ii) an initial public offering or (iii) a sale of substantially all of the assets of the Corporation, each holder of Preferred Stock shall have the right to convert, subject to the terms and provisions of this Section 3, any or all of such Holder's shares of Preferred Stock into shares of Common Stock. Upon that election, 1 share of Preferred Stock will convert into 5 shares of Common Stock (the **"Conversion Rate"**).

   b) **Notice of Conversion.** Upon conversion of any shares of Preferred Stock, the Corporation shall deliver to the converting holder, in respect of each share of Preferred Stock being converted, (i) a number of shares of Common Stock equal to the Conversion Rate on the third Business Day immediately following the relevant Conversion Date *plus* (ii) the amount of any accumulated and unpaid dividends on such share, whether or not declared which will be paid, at the Corporation's election, either: (i) in cash, (ii) by delivery of shares of Common Stock at the Conversion Rate or (iii) through a combination of cash and shares of Common Stock; provided, however, that if a holder so elects, all or any portion of any accrued and unpaid dividend owed to such holder pursuant hetero shall be paid by the delivery of shares of Common Stock at the Conversion Rate.

4) **Redemption.** The Preferred Stock is not redeemable.

5) **Voting Rights.** The Preferred Stock shall not have the right to vote on any matters presented to the stockholders of the Corporation except as required by law.

6) **Anti-Dilution Protection.** Holders of Preferred Stock will not receive anti-dilution protection. Holders will be diluted pro rata along with all other holders of securities of the Corporation.

RECEIPT



Secretary of State
2020 Carey Avenue
Cheyenne, WY 82002-0020

MYCITY SMARTCARD, INC.
30 N GOULD ST STE R
SHERIDAN, WY 82801

RECEIPT INFORMATION

Receipt #: **001519454**
Receipt Date: **11/13/2018**
Processed By: **Bailey Johnson**

DO NOT PAY!
This is not a bill.

Description of Charges	Reference	Quantity	Unit Price	Total
Common Amendment - Profit Corporation - Domestic	2018-002404813	1	$50.00	$50.00

TOTAL CHARGES PAID **$50.00**

Description of Payment	Reference	Amount
Payment-Check / Money Order	1004	$50.00

TOTAL PAYMENT **$50.00**

In Reference To:
MYCITY SMARTCARD, INC. (2018-000809612); Amendment ID: 2018-002404813

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